Exhibit 12.1

Statement of Ratio of Earnings to Fixed Charges

	Years ended December 31,
(In millions, except ratio)	2017	2016	2015	2014	2013
Income before income taxes	$1,535	$716	$590	$524	$986
Less: Undistributed income (loss) from equity investees	110	97	43	25	20
Less: Noncontrolling interest	—	—	16	15	81
Add: Fixed charges, excluding deferred sales inducements additions and deferred financing costs	2,883	1,364	785	1,931	1,131
Add: Amortization of deferred sales inducements	63	39	21	4	16
Add: Amortization of deferred financing costs	—	2	3	3	—
Earnings available for fixed charges	$4,371	$2,024	$1,340	$2,422	$2,032

Interest expensed and capitalized	$3,043	$1,563	$920	$2,044	$1,167
Deferred financing costs	—	—	—	—	8
Estimated interest component of rent expense	1	1	1	—	1
Fixed charges	$3,044	$1,564	$921	$2,044	$1,176

Ratio of earnings available for fixed charges to fixed charges	1.44	1.29	1.45	1.18	1.73